Exhibit 99.1

SAIFUN Signs Patent Licensing Agreement with NEC Electronics

Netanya, Israel, September 27, 2006 - Saifun Semiconductors Ltd. (Nasdaq: SFUN), a leader in flash memory technology, today announced that it has entered a patent license agreement with NEC Electronics Corp. (Tokyo Stock Exchange: 6723) to provide Saifun's NROM technology for embedded flash memory products.

Kobi Rozengarten, President of Saifun said, “The addition of NEC Electronics to our list of world-class licensing partners further underscores the growing acceptance of NROM among leaders in the Non-Volatile Memory space. Our unique NROM architecture provides unparalleled efficiency, reliability and scalability. We believe a tremendous amount of growth potential exists for single-chip solutions in the embedded market and look forward to working with NEC Electronics to bring this high-performance, cost-effective technology to market, and helping them generate value for their customers.”

About Saifun Semiconductors Ltd.

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. The companies currently licensing Saifun NROM technology include Qimonda AG, Macronix International, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. We urge investors to review in detail the risks and uncertainties in Saifun’s Securities and Exchange Commission filings, including but not limited to the “Risk Factors” as described in Saifun’s Form 20-F filed on April 11, 2006 and Form F-1 filed on March 31, 2006 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Saifun Semiconductors Contact:	Investor Relations Contacts:
Marsha Shalvi	Lee Roth/Todd Fromer
Investor Relations	KCSA Worldwide
Tel: +972-9-892-8450	212-896-1209/212-896-1215
Email: marshas@saifun.com	lroth@kcsa.com/tfromer@kcsa.com